

Mail Stop 4720

November 30, 2015

<u>VIA E-mail</u>
Steven D. Harr
Chief Financial Officer
Juno Therapeutics, Inc.
307 Westlake Avenue North, Suite 300
Seattle, WA 98109

> **Re: Juno Therapeutics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 19, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **Filed November 12, 2015**
> **File No. 001-36781**

Dear Mr. Harr:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-Q for the quarterly period ended September 30, 2015</u>
<u>Notes to Condensed Consolidated Financial Statements</u>
<u>2. Acquisitions, page 16</u>

1. Regarding your Stage and X-Body acquisitions, please tell us why you believe that a replacement cost method for valuing acquired in-process research and development is appropriate. In addition, tell us why the goodwill recorded significantly exceeded the acquired in-process research and development recorded in light of the nature of the activities of the companies acquired which appear to be research and development related.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Senior Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance